

Mail Stop 4720

July 27, 2016

Via E-mail
Fernando Dasso
Chief Financial Officer
Credicorp Ltd.
Calle Centenario 156
La Molina
Lima 12, Peru

  Re: Credicorp Ltd.
    Form 20-F for the Fiscal Year Ended December 31, 2015
    Filed April 29, 2016
    File No. 001-14014

Dear Mr. Dasso:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Year Ended December 31, 2015

Item 18. Financial Statements
Report of Independent Registered Public Accounting Firm, F-1

1. Please revise to have your independent auditor include the city and state where the audit report was issued as required by Rule 2-02 or Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3752 if you have questions on the comment above.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services